July 5, 2022
Via EDGAR Electronic Submission and Email

Justin Dobbie, Acting Office Chief,
Office of Finance, Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Washington, D.C. 20549
Phone (202) 551-3469, dobbiej@sec.gov

CC:
Christopher M. Bruckmann, Division of Enforcement, bruckmannc@sec.gov Christopher Carney, Division of Enforcement, CarneyC@sec.gov
Martin Zerwitz, Division of Enforcement, ZerwitzM@sec.gov
Michael Baker, Division of Enforcement, BakerMic@sec.gov

Re: American CryptoFed DAO LLC
Request for Withdrawal of Registration Statement on Form 10 - 12(g) File No.: 000-56339


Dear Mr. Dobbie,

On September 16, 2021, American CryptoFed DAO LLC ("CryptoFed") filed Registration Statement No. 000-56339 on Form 10 - 12(g) together with the exhibits thereto, (the "Registration Statement Form 10") with the Securities and Exchange Commission (the "Commission") to register its Locke token and Ducat token.

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), CryptoFed hereby requests that the Commission consent to the withdrawal of the Registration Statement Form 10 effective as of the date hereof. CryptoFed is seeking withdrawal of the Registration Statement Form 10 because CryptoFed's Locke token and
Ducat token are not securities.   The Registration Statement Form 10 has
been halted by the Commission's ORDER INSTITUTING ADMINISTRATIVE PROCEEDINGS and has not yet been become effective under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). No Locke tokens or Ducat tokens have been issued or sold pursuant to the Registration Statement Form 10.

Accordingly, withdrawal of the Registration Statement 10 is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

CryptoFed acknowledges that no fees have been paid to the Commission in connection with the filing of the Registration Statement Form 10.

If you have any questions or comments regarding this correspondence, please do not hesitate to let me know.

Thank you for your assistance in this matter.

Sincerely,



/s/ Scott Moeller
Scott Moeller
President, American CryptoFed DAO


1607 Capitol Ave., Suite 327, Cheyenne, WY 82001
Phone: (307) 206 - 4210